SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

LAIX Inc.

(Name of Issuer)

Class A Ordinary Shares, par value of $0.001 per share

(Title of Class of Securities)

G5352L 10 9**

(CUSIP Number)

Glenn Solomon

3000 Sand Hill Road Building 4, Suite 230

Menlo Park, California 94025

United States of America

(650) 475-2150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number G5352L 10 9 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Stock Market under the symbol “LAIX.” Each ADS represents one Class A Ordinary Share of the Issuer. No CUSIP number has been assigned to the Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5352L 10 9	13D	Page 2

1.	Name of Reporting Persons GGV Capital IV L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,844,609 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,844,609 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,844,609 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 16.4% of Class A ordinary shares (9.9% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule is filed by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., GGV Capital IV L.L.C., GGV Capital Select L.P., GGV Capital Select L.L.C., Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 4,844,609 Class A ordinary shares held by GGV Capital IV L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. GGV Capital IV L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 49,152,231 ordinary shares (being the sum of 29,476,557 Class A ordinary shares and 19,675,674 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 29,476,557 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G5352L 10 9	13D	Page 3

1.	Name of Reporting Persons GGV Capital IV Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 102,723 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 102,723 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,723 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.3% of Class A ordinary shares (0.2% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 102,723 Class A ordinary shares held by GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV Entrepreneurs Fund L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 49,152,231 ordinary shares (being the sum of 29,476,557 Class A ordinary shares and 19,675,674 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 29,476,557 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G5352L 10 9	13D	Page 4

1.	Name of Reporting Persons GGV Capital Select L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 800,000 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 800,000 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.7% of Class A ordinary shares (1.6% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 800,000 Class A ordinary shares represented by 800,000 American Depositary Shares (“ADS”) held by GGV Capital Select L.P. Each ADS represents one Class A ordinary share. GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. GGV Capital Select L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 49,152,231 ordinary shares (being the sum of 29,476,557 Class A ordinary shares and 19,675,674 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 29,476,557 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G5352L 10 9	13D	Page 5

1.	Name of Reporting Persons GGV Capital IV L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,947,332 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,947,332 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,947,332 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 16.8% of Class A ordinary shares (10.1% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 4,844,609 Class A ordinary shares held by GGV Capital IV L.P. and (ii) 102,723 Class A ordinary shares held by GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 49,152,231 ordinary shares (being the sum of 29,476,557 Class A ordinary shares and 19,675,674 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 29,476,557 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G5352L 10 9	13D	Page 6

1.	Name of Reporting Persons GGV Capital Select L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 800,000 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 800,000 ordinary shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.7% of Class A ordinary shares (1.6% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 800,000 Class A ordinary shares represented by 800,000 ADSs held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 49,152,231 ordinary shares (being the sum of 29,476,557 Class A ordinary shares and 19,675,674 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 29,476,557 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G5352L 10 9	13D	Page 7

1.	Name of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,747,332 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,747,332 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,747,332 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.5% of Class A ordinary shares (11.7% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 4,844,609 Class A ordinary shares held by GGV Capital IV L.P., (ii) 102,723 Class A ordinary shares held by GGV Capital IV Entrepreneurs Fund L.P., and (iii) 800,000 Class A ordinary shares represented by 800,000 ADSs held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 49,152,231 ordinary shares (being the sum of 29,476,557 Class A ordinary shares and 19,675,674 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 29,476,557 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G5352L 10 9	13D	Page 8

1.	Name of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,747,332 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,747,332 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,747,332 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.5% of Class A ordinary shares (11.7% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 4,844,609 Class A ordinary shares held by GGV Capital IV L.P., (ii) 102,723 Class A ordinary shares held by GGV Capital IV Entrepreneurs Fund L.P., and (iii) 800,000 Class A ordinary shares represented by 800,000 ADSs held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 49,152,231 ordinary shares (being the sum of 29,476,557 Class A ordinary shares and 19,675,674 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 29,476,557 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G5352L 10 9	13D	Page 9

1.	Name of Reporting Persons Jeffrey Gordon Richards
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,747,332 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,747,332 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,747,332 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.5% of Class A ordinary shares (11.7% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 4,844,609 Class A ordinary shares held by GGV Capital IV L.P., (ii) 102,723 Class A ordinary shares held by GGV Capital IV Entrepreneurs Fund L.P., and (iii) 800,000 Class A ordinary shares represented by 800,000 ADSs held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 49,152,231 ordinary shares (being the sum of 29,476,557 Class A ordinary shares and 19,675,674 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 29,476,557 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G5352L 10 9	13D	Page 10

1.	Name of Reporting Persons Hans Tung
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,747,332 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,747,332 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,747,332 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.5% of Class A ordinary shares (11.7% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 4,844,609 Class A ordinary shares held by GGV Capital IV L.P., (ii) 102,723 Class A ordinary shares held by GGV Capital IV Entrepreneurs Fund L.P., and (iii) 800,000 Class A ordinary shares represented by 800,000 ADSs held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 49,152,231 ordinary shares (being the sum of 29,476,557 Class A ordinary shares and 19,675,674 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 29,476,557 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G5352L 10 9	13D	Page 11

1.	Name of Reporting Persons Jenny Hong Wei Lee
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,747,332 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,747,332 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,747,332 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.5% of Class A ordinary shares (11.7% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 4,844,609 Class A ordinary shares held by GGV Capital IV L.P., (ii) 102,723 Class A ordinary shares held by GGV Capital IV Entrepreneurs Fund L.P., and (iii) 800,000 Class A ordinary shares represented by 800,000 ADSs held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 49,152,231 ordinary shares (being the sum of 29,476,557 Class A ordinary shares and 19,675,674 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 29,476,557 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Introductory Note: This statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) is being filed on behalf of GGV Capital IV L.P., a limited partnership organized under the laws of the State of Delaware, GGV Capital IV Entrepreneurs Fund L.P., a limited partnership organized under the laws of the State of Delaware, GGV Capital IV L.L.C., a limited liability company organized under the laws of the State of Delaware, GGV Capital Select L.P., a limited partnership organized under the laws of the State of Delaware, and GGV Capital Select L.L.C., a limited liability company organized under the laws of the State of Delaware (collectively, the “GGV Entities”), Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee (collectively with the GGV Entities, the “Reporting Persons”) in respect of the Class A Ordinary Shares, par value of $0.001 per share (the “Class A Ordinary Shares”) of LAIX Inc. (the “Issuer”).

Item 1.	Security and Issuer.

This statement relates to the Class A Ordinary Shares of the Issuer having its principal executive office at 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, People’s Republic of China

Item 2.	Identity and Background.

(a) The name of the Reporting Persons are GGV Capital IV L.P. (“GGV IV”), GGV Capital IV Entrepreneurs Fund L.P. (“GGV IV Entrepreneurs”), GGV Capital IV L.L.C., (“GGV IV LLC”)., GGV Capital Select L.P. (“GGV Select”), GGV Capital Select L.L.C. (“GGV Select LLC”), Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee. A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit 1. GGV IV and GGV IV Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV IV LLC, a limited liability company organized under the laws of the State of Delaware, is the general partner of GGV IV and GGV IV Entrepreneurs. GGV Select is a limited partnership organized under the laws of the State of Delaware. GGV Select LLC, a limited liability company organized under the laws of the State of Delaware, is the general partner of GGV Select. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV IV LLC and GGV Select LLC.

(b) The business address for GGV IV, GGV IV Entrepreneurs, GGV IV LLC, GGV Select, GGV Select LLC, and Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee is 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, California 94025, United States of America.

(c) Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV IV LLC and GGV Select LLC. The address for Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee is 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, California 94025, United States of America. The principal business for each of the forgoing reporting persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GGV IV and GGV IV Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV IV LLC is a limited liability company organized under the laws of the State of Delaware. GGV Select is a limited partnership organized under the laws of the State of Delaware. GGV Select LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Jixun Foo and Ms. Jenny Hong Wei Lee are citizens of Singapore. Messrs. Glenn Solomon, Jeffrey Gordon Richards and Hans Tung are citizens of the United States of America.

12.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling GGV IV LLC and GGV Select LLC (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 26, 2018, the Issuer’s Registration Statement on Form F-1 (Registration No. 333- 227151, filed with the Commission in connection with the initial public offering (the “IPO”) of its ADSs, was declared effective by the Commission. The closing of the IPO took place on October 1, 2018. GGV Select purchased 800,000 ADSs in the IPO. The Reporting Persons received the funds used to purchase the Issuer’s securities from their respective general and limited partners.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described herein for investment purposes with the aim of increasing the value of their investments.

Subject to applicable legal requirements, one or more of the GGV Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the GGV Entities’ ownership of the Issuer’s securities, other opportunities available to the GGV Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the GGV Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the GGV Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Ms. Jenny Hong Wei Lee serves as a member of the Board of Directors of the Issuer.

Other than as described above in this Item 4, none of the GGV Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

13.

Item 5 (a) and (b). Interest in Securities of the Issuer.

The following information with respect to the ownership of Class A Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of February 11, 2019:

Reporting Persons	Shares Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class A Ordinary Shares (3, 4)
GGV IV	4,844,609	4,844,609	4,844,609	4,844,609	16.4% of Class A ordinary shares (9.9% of ordinary shares)
GGV IV Entrepreneurs	102,723	102,723	102,723	102,723	0.3% of Class A ordinary shares (0.2% of ordinary shares)
GGV IV LLC (2)	0	4,947,332	4,947,332	4,947,332	16.8% of Class A ordinary shares (10.1% of ordinary shares)
GGV Select	800,000	800,000	800,000	800,000	2.7% of Class A ordinary shares (1.6% of ordinary shares)
GGV Select LLC (2)	0	800,000	800,000	800,000	2.7% of Class A ordinary shares (1.6% of ordinary shares)
Jixun Foo (2)	0	5,747,332	5,747,332	5,747,332	19.5% of Class A ordinary shares (11.7% of ordinary shares)
Glenn Solomon (2)	0	5,747,332	5,747,332	5,747,332	19.5% of Class A ordinary shares (11.7% of ordinary shares)
Jeffrey Gordon Richards (2)	0	5,747,332	5,747,332	5,747,332	19.5% of Class A ordinary shares (11.7% of ordinary shares)
Hans Tung (2)	0	5,747,332	5,747,332	5,747,332	19.5% of Class A ordinary shares (11.7% of ordinary shares)
Jenny Hong Wei Lee (2)	0	5,747,332	5,747,332	5,747,332	19.5% of Class A ordinary shares (11.7% of ordinary shares)

(1)	Represents the number of Class A Ordinary Shares (including shares represented by ADSs) held by the Reporting Persons.
(2)

GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)	The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 29,476,557 Class A ordinary shares outstanding as of December 31, 2018.
(4)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons is based on a total of 49,152,231 ordinary shares (being the sum of 29,476,557 Class A ordinary shares and 19,675,674 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5(c).	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Class A Ordinary Shares during the past 60 days.

Item 5(d).	No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of ADS beneficially owned by the Reporting Persons.

Item 5(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

14.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Lockup Agreements

The shareholders of the Issuer, including the GGV Entities, as well as each of the Issuer’s directors (including Ms. Jenny Hong Wei Lee), has agreed, for a period extending through March 25, 2019, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, any of the Issuer’s ADSs or ordinary shares, or any options or warrants to purchase any ADSs or ordinary shares, or any securities convertible into, exchangeable for or that represent the right to receive ADSs or ordinary shares, whether now owned or hereinafter acquired, without the prior written consent of the representatives of the underwriters for the IPO.

Third Amended and Restated Shareholders Agreement

Certain shareholders of the Issuer, including the GGV Entities, are parties to that certain Third Amended and Restated Shareholders Agreement (the “Shareholders Agreement”), pursuant to which such shareholders have received certain registration rights. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time or from time to time after the earlier of (i) March 25, 2019, or (ii) the date that the IPO lockup by the underwriters is partially or wholly released, holders holding 30% or more of the voting power of the then outstanding registrable securities (as defined in the Shareholders Agreement) held by all holders are entitled to request in writing that the Issuer effect a registration for at least 20% of the then outstanding registrable securities held by all holders (together with the registrable securities which the other holders elect to include in such registration) or any lesser percentage if the anticipated gross receipts from the offering exceed US$20,000,000. The Issuer has the right to defer filing of a registration statement for a period of not more than 90 days if its board of directors determines in good faith that filing of a registration statement in the near future will be materially detrimental to it or its shareholders, but it cannot exercise the deferral right more than once during any twelve-month period and cannot register any other securities during such period. The Issuer is not obligated to effect more than two demand registrations. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises the Issuer that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may decide to exclude up to 75% of the registrable securities and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that all other equity securities are first excluded.

Registration on Form F-3 or Form S-3. Any holder may request the Issuer to file a registration statement on Form F-3 or Form S-3 if it qualifies for registration on Form F-3 or Form S-3. The holders are entitled to an unlimited number of registrations on Form F-3 or Form S-3 so long as such registered offerings are in excess of US$1,000,000. The Issuer, however, is not obligated to consummate a registration if it has consummated two registrations within any twelve month period. The Issuer has the right to defer filing of a registration statement for a period of not more than 60 days if its board of directors determines in good faith that filing of a registration statement in the near future will be materially detrimental to it or its shareholders, but it cannot exercise the deferral right more than once during any twelve-month period and cannot register any other securities during such period.

Piggyback Registration Rights. If the Issuer proposes to register for a public offering its securities other than relating to any share incentive plan or a corporate reorganization, the Issuer must offer holders of registrable securities an opportunity to be included in such registration. If the underwriters advise in writing that market factors require a limitation of the number of registrable securities to be underwritten, the underwriters may decide to exclude up to 75% of the registrable securities and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that all other equity securities are first excluded (except for securities sold for the account of the Issuer).

Expenses of Registration. The Issuer will bear all registration expenses, other than (i) the underwriting discounts and selling commissions applicable to the sale of registrable securities, (ii) the special auditing fees exceeding US$25,000, (iii) fees and disbursement of the counsel(s) engaged by each holder, and (iv) fees and expenses charged by the depositary bank and transfer tax applicable to the sale of registrable securities, incurred in connection with registrations, filings or qualification pursuant to the Shareholders Agreement.

Termination of Obligations. The Issuer has no obligation to effect any demand, piggyback or Form F-3 or Form S-3 registration upon the later of (i) October 1, 2023, and (ii) with respect to any holder, the date on which such holder may sell with registration, all of such holder’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

15.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Form of Lockup Agreement

Exhibit 3 – Shareholders Agreement (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form F-1 (Registration No. 333- 227151, filed on August 31, 2018).

Exhibit 4 – Power of Attorney

16.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

GGV CAPITAL IV L.P.

GGV CAPITAL IV ENTREPRENEURS FUND L.P.

BY: GGV CAPITAL IV L.L.C.

ITS: GENERAL PARTNER

By:	/s/ Stephen Hyndman
Stephen Hyndman
Attorney-in-Fact

GGV CAPITAL IV L.L.C.

By:	/s/ Stephen Hyndman
Stephen Hyndman
Attorney-in-Fact

GGV CAPITAL SELECT L.P. BY: GGV CAPITAL SELECT L.L.C. ITS: GENERAL PARTNER

By:	/s/ Stephen Hyndman
Stephen Hyndman
Attorney-in-Fact

GGV CAPITAL SELECT L.L.C.

By:	/s/ Stephen Hyndman
Stephen Hyndman
Attorney-in-Fact

/s/ Jixun Foo
Jixun Foo

/s/ Glenn Solomon
Glenn Solomon

/s/ Jeffrey Gordon Richards
Jeffrey Gordon Richards

/s/ Hans Tung
Hans Tung

/s/ Jenny Hong Wei Lee
Jenny Hong Wei Lee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

17.

SCHEDULE I

Jixun Foo

c/o GGV Capital

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, California 94025

United States of America

Citizenship: Singapore

Principal Occupation:	Managing Director of GGV Capital IV L.L.C., which serves as the general partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. Managing Director of GGV Capital Select L.L.C., which serves as the general partner of GGV Capital Select L.P.

Glenn Solomon

c/o GGV Capital

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, California 94025

United States of America

Citizenship: United States of America

Principal Occupation:	Managing Director of GGV Capital IV L.L.C., which serves as the general partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. Managing Director of GGV Capital Select L.L.C., which serves as the general partner of GGV Capital Select L.P.

Jeffrey Gordon Richards

c/o GGV Capital

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, California 94025

United States of America

Citizenship: United States of America

Principal Occupation:	Managing Director of GGV Capital IV L.L.C., which serves as the general partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. Managing Director of GGV Capital Select L.L.C., which serves as the general partner of GGV Capital Select L.P.

Hans Tung

c/o GGV Capital

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, California 94025

United States of America

Citizenship: United States of America

Principal Occupation:	Managing Director of GGV Capital IV L.L.C., which serves as the general partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. Managing Director of GGV Capital Select L.L.C., which serves as the general partner of GGV Capital Select L.P.

Jenny Hong Wei Lee

c/o GGV Capital

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, California 94025

United States of America

Citizenship: Singapore

Principal Occupation:	Managing Director of GGV Capital IV L.L.C., which serves as the general partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. Managing Director of GGV Capital Select L.L.C., which serves as the general partner of GGV Capital Select L.P.

18.